

SECURITIES AND EXCHANGE COMMISSION
549

02004891

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SEC FILE NUMBER
8-51241

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING AND ENDING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

DRW Securities, L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 South Wacker Drive, Suite 900
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTRACT IN REGARD TO THIS REPORT

Glenn P. Schwartz (312) 542-1010
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur Andersen LLP

Name — *if individual, state last, first, middle name)*

33 West Monroe	Chicago,	Illinois	60603
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possession.

FOR OFFICIAL USE ONLY

- *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Glenn P, Schwartz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of DRW Securities, L.L.C., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal, officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public


"OFFICIAL SEAL"
CONNIE CK CHOE
Notary Public, State of Illinois
My Commission Expires May 9, 2004

This report **contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath of Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


ANDERSEN

DRW Securities, LLC

Statement of Financial Condition
As of December 31, 2001
Together With Auditors' Report


ANDERSEN

Report of Independent Public Accountants

To the Member of
DRW Securities, LLC:

We have audited the accompanying statement of financial condition of **DRW Securities, LLC** as of December 31, 2001 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of DRW Securities, LLC as of December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Chicago, Illinois
February 26, 2002

DRW Securities, LLC
Statement of Financial Condition
December 31, 2001

Assets	
Cash	$ 45,202
Receivables from clearing brokers	28,172,448
Trading assets, at fair value:	
Equity derivatives	33,915,553
Equity securities	24,975,294
Other assets	137,900
Total assets	**$ 87,246,397**
Liabilities and member's equity	
Liabilities:	
Trading liabilities, at fair value:	
Equity derivatives	$ 31,917,030
Equity securities	28,273,174
Interest rate securities	23,190,321
Payables to affiliated companies	487,532
Total liabilities	83,868,057
Member's equity	3,378,340
Total liabilities and member's equity	**$ 87,246,397**

The accompanying notes to statement of financial condition are an integral part of this statement.

Notes To Statement of Financial Condition

DRW Securities, LLC ("DRWS" or the "Company") is an Illinois limited liability company and wholly-owned subsidiary of DRW Holdings, LLC ("DRWH"). The Company is a registered broker dealer and Chicago Board Options Exchange ("CBOE") member firm, which primarily engages in proprietary securities trading activities.

1. Summary of Significant Accounting Policies:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

Proprietary trading revenues and expenses are recorded on a trade-date basis.

Financial instruments of the Company are reported in the statement of financial condition at market value, or at carrying value amounts that approximate fair value because of the short-tem nature of these instruments.

Trading assets and trading liabilities, including equities, fixed income securities and related derivative instruments are carried in the statement of financial condition at quoted market value.

Unrealized gains and losses on equity securities, equity derivatives and financial futures and options transactions are reflected in trading assets, trading liabilities and receivables from clearing brokers in the statement of financial condition.

2. Receivables From Clearing Brokers:

At December 31, 2001 included in Receivables From Clearing Brokers are securities purchased under agreements to resell totaling approximately $23,130,000, which are collateralized, by securities having a market value of approximately $23,190,000.

3. Income Taxes:

Income taxes have not been provided, as a limited liability company does not pay federal income taxes. The Company's member is individually liable for the taxes, if any, on its distributive share of the Company's taxable income items, including capital gains, interest, dividends and deductions.

4. Transactions With Related Parties:

The Company pays all direct expenses associated with its trading activities. The Company has entered into an agreement with DRWH whereby all operating expenses are paid by DRWH and charged to the Company based on a series of usage factors.

5. Derivative Financial Instruments:

In the normal course of business, the Company enters into transactions in financial instruments with varying degrees of market and credit risk. These financial instruments consist primarily of equity securities and their derivatives as well as interest rate securities and their derivatives. Derivatives include options on equities and indices as well as financial futures contracts and related options thereon. Trading of these financial instruments is conducted on securities and futures exchanges throughout the United States. Settlement of these transactions takes place in the United States through clearing brokers utilized by the Company. These instruments involve elements of market and credit risk that may exceed the amounts reflected in the statement of financial condition.

Various factors affect the market risk of these transactions; among them are the size and composition of the positions held, the absolute and relative levels of interest rates and market volatility. Also, the time period in which options may be exercised, the market value of the underlying instrument, and the exercise price affect market risk. The most significant factor influencing the Company's overall exposure to market risk is its use of hedging strategies.

Equity derivatives held such as options on common stock or financial futures contracts provide the Company with the opportunity to deliver or to take delivery of specified securities or financial futures contracts at a contracted price. Options written on common stock or financial futures contracts obligate the Company to deliver or to take delivery of, securities or specified financial futures contracts at a contracted price in the event the option is exercised by the holder and may result in market risk not reflected in the statement of financial condition to the extent that the Company is obligated to purchase or sell the underlying securities or financial futures contracts in the open market. To minimize these risks, the Company generally holds or sells short the underlying instrument, which can be used to settle these transactions.

Trading liabilities represent obligations of the Company to deliver specific securities at the contracted prices and thereby create a liability to purchase the securities in the open market at prevailing prices. These transactions may result in market risk not reflected in the statement of financial condition as the Company's ultimate obligation to satisfy its obligation for trading liabilities may exceed the amount reflected in the statement of financial condition. To minimize this risk, The Company generally holds equity securities or financial futures contracts, which can be used to settle these obligations.

Since the Company does not clear its own futures and securities transactions, it has established accounts with clearing brokers for this purpose. This can and often does result in a concentration of credit risk with these firms. Such risk, however, is mitigated by each clearing broker's obligation to comply with rules and regulations of the Securities and Exchange Commission ("SEC") and the CBOE.

6. Regulatory Requirements:

The Company is exempt from certain filing requirements under SEC Rule 17a-5 as it operates pursuant to Rule 15c3-1(a)(6). Under this rule, the Company does not trade on behalf of customers, effects transactions only with other brokers and dealers, and clears and carries its trading accounts with registered clearing members of the CBOE.

6. Regulatory Requirements, Continued:

The Company is however, subject to the SEC's Uniform Net Capital Rule, which requires it to maintain minimum net capital, as defined. At December 31, 2001 the Company had net capital, as defined, of $1,984,231, which was $1,734,231 in excess of the respective requirement of $250,000.